SCHEDULE 13G

(Rule 13d-102)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

KONAMI CORPORATION

(Name of Issuer)

Common Stock, No Par Value (the “Shares”)

(Title of Class of Securities)

50046R-10-1 (CUSIP Number)

Various Dates in 2005

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50046R-10-1	13G	PAGE 2 of 3 PAGES

EXPLANATORY NOTE

This Amendment No. 4 to Schedule 13G is being filed by Kagemasa Kozuki on behalf of (i) Kagemasa Kozuki, (ii) Yoko Kozuki, (iii) Kozuki Holdings B.V., (iv) Kozuki Foundation For Sports and Education and (v) Kozuki Capital Corporation to correct the address of Kozuki Capital Corporation in Item 2 of the Schedule 13G that was filed with the Securities and Exchange Commission on February 14, 2006.

Item 2.	(a)	Name of Person Filing:

Kagemasa Kozuki. This statement is filed on behalf of (i) Kagemasa Kozuki, (ii) Yoko Kozuki, (iii) Kozuki Holding B.V., (iv) Kozuki Foundation For Sports and Education and (v) Kozuki Capital Corporation.

Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is as follows:

Kagemasa Kozuki	1-10-1-4701, Higashi-shinbashi Minato-ku, Tokyo, JAPAN

Yoko Kozuki	2-1-1-5304, Tsukuda Chuo-ku, Tokyo, JAPAN

Kozuki Holding B.V.	Strawinsky laan 1725, 1077XX Amsterdam, the Netherlands

Kozuki Foundation For Sports and Education	1-2-7 Kita-aoyama Minato-ku, Tokyo, JAPAN

Kozuki Capital Corporation	1-2-7 Kita-aoyama Minato-ku, Tokyo, JAPAN

(c)	Citizenship:

Japan

(d)	Title of Class of Securities:

Common Stock, No Par Value

(e)	CUSIP Number:

50046R-10-1

CUSIP NO. 50046R-10-1	13G	PAGE 3 of 3 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2006
(Date)

*
(Signature)

Kagemasa Kozuki
(Name)

*
(Signature)

Yoko Kozuki
(Name)

KOZUKI HOLDING B.V.

By	*
(Name)	Kagemasa Kozuki
(Title)	Representative Director

KOZUKI FOUNDATION FOR SPORTS AND EDUCATION

By	*
(Name)	Kagemasa Kozuki
(Title)	Chairman of the Board of Directors

KOZUKI CAPITAL CORPORATION

By	*
(Name)	Yoko Kozuki
(Title)	Representative Director

By	/s/ Kagemasa Kozuki
Kagemasa Kozuki
Attorney-in-Fact

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations.
(See 18 U.S.C. 1001)